Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

July 2, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Johnny Gharib

James Peklenk

Sharon Blume

Jeffrey P. Riedler

Re: Conifer Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 12, 2015

CIK No. 0001502292

Ladies and Gentlemen:

On behalf of Conifer Holdings, Inc. (the “Company”), this letter sets forth the response of the Company to the comment contained in your letter, dated June 23, 2015, relating to Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001502292) confidentially submitted on June 12, 2015 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR this letter and a revised registration statement (the “Revised Registration Statement”), which reflects the Company’s response to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) and certain other updated information. The Company will also provide the Staff courtesy copies of the Revised Registration Statement, marked to reflect the changes from the Draft Registration Statement.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.  Except for page references appearing in the heading and Staff comment below (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Revised Registration Statement.

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506

Detroit • Lansing • Bloomfield Hills • Ann Arbor • Kalamazoo

Risk Factors

Risks Related to Our Business and Industry

A decline in our financial strength rating may result in a reduction of new…, page 13

1.              We note your revised disclosure and response to our prior comment 8.  Please expand your disclosure in this risk factor and in the Ratings section on page 110 to disclose how many rating levels there are for both the A.M. Best and Demotech ratings structures and for each of your subsidiaries, how the subsidiary’s ratings rank in the overall ratings structures (i.e. fourth highest out of twelve, fifth highest out of thirteen, etc…).

The Company advises the Staff that it has expanded its disclosure on pages 15 and 112 to disclose how many rating levels there are for both the A.M. Best and Demotech ratings structures and for each of its subsidiaries, how the subsidiary’s ratings rank in the overall ratings structures.

If you have any questions or comments concerning this response or the Revised Draft Registration Statement, please do not hesitate to call Donald J. Kunz at (313) 465-7454 or Jeffrey H. Kuras at (313) 465-7446.

Yours sincerely,

/s/ Donald J. Kunz

Donald J. Kunz

Cc:	Conifer Holdings, Inc.
James G. Petcoff
Brian J. Roney